DWS HEALTH CARE FUND

N-Sar December 1, 2012 - May 31, 2013

Security Purchased	Cusip 	Purchase/Trade Date
Size (Shr) of Offering 	Offering Price of Shares	Total
($) Amt of Offering	 Amt of shares Purch by Fund
	% of Offering Purchased by Fund	% of
Funds Total Assets	Brokers	Purchased From
Zoetis Inc	98978V103	1/31/2013
	$2,152,500,000	$26.0		2,556	0.00%
	JPM, BAC, MS, DB	ML